UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A - 16 OR 15D - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

(28 February 2022)

Commission File No. 001-32846

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CRH public limited company

(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Enclosure: Divestment of Building Envelope business

Press Release

CRH announces the divestment of its Building Envelope business

CRH plc announces that it has entered into a binding agreement to divest of its Building Envelope business (the "Business") to KPS Capital Partners, LP for an enterprise value of $3.8 billion. The consideration, payable on closing, includes cash of $3.45 billion together with a transfer of lease liabilities of $0.35 billion. The transaction is subject to customary conditions and regulatory approvals.

The Business comprises CRH's entire Building Envelope business which provides architectural glass, storefront systems, architectural glazing systems and related hardware to customers primarily in North America. In 2020, the Business generated IFRS EBITDA of $337 million, profit before tax of $210 million and gross assets at 30 June 2021 amounted to $2.5 billion. CRH will announce full year results for 2021 on 3 March 2022.

The decision to divest at an attractive valuation follows a comprehensive review of the Business and demonstrates CRH's active approach to portfolio management, the efficient allocation of capital and the creation of a simpler and more focused Group.

The proceeds from the divestment will be incorporated into the Group's capital allocation resources, focused on value-enhancing capital expenditure, value-accretive acquisitions and cash returns to shareholders.

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Jim Mintern	Finance Director
Frank Heisterkamp	Director of Capital Markets & ESG
Tom Holmes	Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.77,400 people at c.3,200 operating locations in 28 countries. It is the largest building materials business in North America and Europe and also has regional positions in Asia. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company (Registrant)

Date 28 February 2022	By:	/s/Neil Colgan
Name: N.Colgan
Title: Company Secretary

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